

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Bradley Saenger
Chief Financial Officer
Tonix Pharmaceuticals Holding Corp.
26 Main Street, Suite 101
Chatham, New Jersey 07928

> **Re: Tonix Pharmaceuticals Holding Corp.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 15, 2021**
> **File No: 001-36019**

Dear Mr. Saenger:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences